UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12 (g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File No. 000-50702

                         YOSEMITE MORTGAGE FUND II, LLC
                         ------------------------------
             (Exact name of registrant as specified in its charter)


                 414- 13th Street, Suite 400, Oakland, CA 94612
                 ----------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                         Limited Liability Company Units
                         -------------------------------
            (Title of each class of securities covered by this Form)


                                      NONE
       -------------------------------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    _X__                     Rule 12h-3(b)(1)(i)      __X_
Rule 12g-4(a)(1)(ii)   ____                     Rule 12h-3(b)(1)(ii)     ____
Rule 12g-4(a)(2)(i)    ____                     Rule 12h-3(b)(2)(i)      ____
Rule 12g-4(a)(2)(ii)   ____                     Rule 12h-3(b)(2)(ii)     ____
                                                Rule 15d-6               ____

Approximate number of holders of record as of the certification or notice date:
290

Pursuant to the requirements of the Securities Exchange Act of 1934 Peoplesway.Com, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                               MFP Management LLC, Manager

Date: October 7, 2005                      By: /s/ Steven M. Pontes
                                               ---------------------------------
                                               Steven M. Pontes, General Manager


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                        Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC2069(12-04)